Filed by Endocare, Inc. pursuant to Rule 425 under the
Securities Act of 1933, as amended and deemed filed
pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934, as amended

Subject Company: Endocare, Inc.
Commission File No. 001-15063
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
In connection with the proposed merger with Galil Medical, Ltd. (“Galil”), Endocare, Inc. (“Endocare”) intends to file a registration statement on Form S-4 (the “Registration Statement”), which will also include a proxy statement of Endocare, and other relevant documents concerning the transaction with the U.S. Securities and Exchange Commission (the “SEC”). STOCKHOLDERS OF ENDOCARE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.
Investors will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Endocare through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement, when available, and Endocare’s other filings with the SEC may also be obtained from Endocare by making a request to Allen & Caron at (949) 474-4300. In addition, investors may access copies of the documents filed with the SEC by Endocare on Endocare’s website at www.endocare.com when they become available.
Endocare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Endocare’s stockholders with respect to the transactions contemplated by the definitive merger agreement between Galil and Endocare. Information regarding Endocare’s directors and executive officers is contained in Endocare’s definitive proxy statement filed with the SEC on April 9, 2008 for its 2008 Annual Meeting of Stockholders. As of October 31, 2008, Endocare’s directors and executive officers beneficially owned (as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) approximately 369,763 shares, or 3.1%, of Endocare’s common stock. You can obtain free copies of these documents from Endocare using the contact information set forth above. Additional information regarding interests of such participants will be included in the Registration Statement when it is filed with the SEC and available free of charge as indicated above.
Forward Looking Statements
Certain matters set forth in this conference call transcript, including statements relating to the merger, such as efficiencies, cost savings, enhanced revenues and EBITDA, the timing of such cost savings and enhanced revenues and EBITDA, growth potential, market profile and financial strength, the anticipated amount of the proposed concurrent financing, the timing regarding closing of the merger and proposed financing, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including failure to receive approval of the transaction by Endocare or Galil stockholders, the possibility that the anticipated benefits from the merger cannot be fully realized, if at all, or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Galil’s operations into Endocare will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry, including those detailed from time to time in Endocare’s reports filed with the SEC. There can be no assurance that the proposed merger will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this transcript. Unless required by law, Endocare undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Endocare & Galil Merger Conference Call
Conference Call
November 11, 2008
ENDOCARE
     E:      Ladies and gentlemen, thank you for standing by. Welcome to the Endocare and Galil merger conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question-and-answer session. At that time, if you have a question, please press star, then the number one on your telephone. If you would like to withdraw your question, press the pound key. As a reminder, this conference is being recorded, Tuesday, November 11th.
               Your speakers for today are Nathan Abler and Matt Clawson. I would now like to turn the call over to Matt Clawson. Please go ahead, sir.
     MC:      Thank you, Erika. Good morning, ladies and gentlemen, and welcome to the Endocare and Galil Medical merger announcement conference call. This morning, each of you should have received by e-mail a copy of the press release announcing the respective companies’ signing of a definitive merger agreement. If any of you did not receive a copy of this press release, please call our California office at 949-474-4300 after the call, and we’ll be happy to e-mail you a copy.
               Additionally, a replay of the conference call will be available on the Internet, beginning shortly after the call concludes. This can be accessed at either of the company’s Web sites, at www.endocare.com, or www.Galilmedical.com.
               Before we get underway, I’ve been asked to make the following statements. Certain matters set forth on this conference call, and answers to questions posed, including statements related to the merger, such as efficiencies, cost savings, enhanced revenues and EBITDA, the timing of such cost savings and enhanced revenues and EBITDA, growth potential, market profile, financial strength, the anticipated amount of the proposed concurrent financing, and the competitive ability and position of the combined company, and other statements

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identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions, are forward-looking statements, within the meaning of the Safe Harbor provisions of the Private Securities Litigation and Reform Act of 1995.
               These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including failure to receive approval of the transaction by Endocare or Galil stockholders, the possibility that the anticipated benefits for the merger can not be fully realized, if at all, or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Galil’s operations into Endocare will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry, including those detailed from time to time in Endocare’s reports filed with the SEC.
               There can be no assurance that the proposed merger will, in fact, be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless required by law, Endocare undertakes no obligation to update any forward-looking statements as a result of new information, future events or otherwise.
               On the call this morning, from Endocare, we have Terry Noonan, interim chief executive officer, and Michael Rodriguez, chief financial officer. From Galil Medical, we have Marty Emerson, president and chief executive officer. During the call, officers from both companies will make short statements concerning the strategic, financial and cultural drivers behind the merger, followed by a question-and-answer period. So at this point, Terry, I’d like to turn the call over to you for some opening remarks. Good morning, and congratulations to all of you. And from those at Endocare and Galil stakeholders, on today’s announcement.
     TN:      Thank you, Matt. Good morning, ladies and gentlemen, and thank you for joining us today. On behalf of the boards of both Endocare and Galil Medical, I’m extremely pleased to be announcing this merger today. We believe the combination of Endocare and Galil Medical will result in an exciting, growing, profitable company, with a commitment to

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advancing cryoablation products, services science, ultimately expanding the availability of state of the art cryoablation technology worldwide.
               We believe this is a great transaction for the shareholders, customers, suppliers, employees and distribution partners of both companies. The combined company will be headquartered in Irvine, California, but will have global reach. We will also evaluate whether a new name, a new positioning, and a new look should be rolled out in coming months to better reflect the progressive direction the company is taking. Of course, we’ll let you know these plans as they are developed.
               The board of directors of the combined company will have a total of nine directors, of which a majority will be independent. Four of the current Endocare board members will continue on the new board, and four of the current Galil Medical board members will serve on the board as well. An additional independent director, Dan Pelak, has been selected to serve on the combined company board upon the closing of the merger.
               We’re delighted to have the prospect of Dan joining the board. Dan has a deep sales and marketing background in the medical device industry, including 26 years at Medtronics. He will be a terrific addition to an already strong combined company board.
               The combined company’s management team will be led by Marty Emerson, Galil’s president and CEO, who will also be a board member and become CEO of the new company. The rest of the management team will be a mix of senior executives in both companies, including Michael Rodriguez, who serves as Endocare’s CFO for the past four and a half years, and will assume that role, of CFO, in the merged entity.
               Speaking of finances, included in this morning’s announcement was a notification that existing investors on both sides of this transaction have provided new financing in the amount of 16.25 million, in order to eliminate cash constraints for the combined entity, and to make sure that there is some gas in the tank as this new venture is launched.
               During merger discussions and throughout the negotiations, I’ve gotten to know Marty Emerson pretty well. As others do in the medical device business, I

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recognized his impressive track record and accomplishments at medical device companies including AmErikan Medical Systems, Baxter, and Boston Scientific, prior to his tenure at Galil.
               The bottom line is that I, along with the entire Endocare board, have been impressed with his leadership, his vision, and his ability to motivate people around him towards accomplishing a common goal. As an outgrowth of our ability to work together in the pre-merger process, as well as Marty’s personal integrity and track record in our industry, the Endocare board felt very comfortable with the notion of merging our two companies, ultimately with Marty’s leadership of the combined entity. With that, I’d like to introduce Marty Emerson to you and turn the call over to him.
     ME:      Thanks, Terry. Let me say that I look forward to working with you, as well as the entire board of directors, as we move forward. I would echo Terry’s sentiments and his enthusiasm about this deal. The ideal strategic fit, achievable operating cost savings, substantial procedural and revenue growth, and cash flow potential, make this a great combination for stakeholders of both companies.
               Since Galil is a private company, its technology and organization are not well-known within the investment community. Galil was founded in 1996 in Israel, and has grown to employ more than 120 talented people across four countries. The Galil Precise brand name is well-regarded by physicians and health care administrators, and our sales and marketing strength is well-regarded in both the U.S. and internationally.
               Galil posted approximately $25 million in sales in the past 12 months, consisting of both systems sales and disposables. Its business model is quite similar to that of Endocare, as we have stressed the utilization of our installed base, as measured by the sale of needles and related disposable devices.
               Important to the merged company are the strategic drivers that will move the new company forward, once the transaction is approved and complete. We believe that a single company will more efficiently be able to generate the data and studies needed to innovate and get new technologies to the market more rapidly.

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               In addition, the company’s new sales and marketing organization and medical expertise should be able to drive a better understanding of the clinical environment, including patient and physician requirements. This will help create an environment for the development and timely delivery of innovative ways to meet those requirements, which will ultimately result in greater penetration of cryoablation in the overall marketplace.
               Finally, the new company’s ability to invest in geographic expansion will be significantly enhanced.
               The principal economic rationale behind this merger includes the opportunity for growth, and the reorganization and cost savings opportunities that exist by combining the two companies. These efficiency opportunities include, first, the combined company will bring together the best technologies of both organizations, and create opportunities for important innovations that will ensure the best technologies and new cryoablation procedures get to the marketplace.
               Second, a combined company brings the opportunity to penetrate the broader marketplace that cryoablation competes in by harnessing a truly global sales and marketing organization, and eliminating the weight of duplicate cost structures that would otherwise slow us down.
               Finally, we can eliminate redundant administrative costs, as well as the duplicate costs of separate clinical trials and research.
               These strategic and economic strategic drivers ultimately result in the opportunity to create greater value for our investors, through growth in revenue and profits, and the resulting increased shareholder value.
               The success of this combined company starts and ends with good medicine. Clearly, cancer is a large and growing problem worldwide. And as you can see, some of the most diagnosed forms of the disease including current indications for the use of cryoablation.
               Physicians and researchers also drive the development of new applications for cryo throughout the body. Today, in addition to each company’s flagship prostate

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and kidney applications, we have solid beachhead applications treating liver and lung cancers as well, as the treatment of the pain associated with bone metastases. Due to our broad FDA approvals and extensive patent portfolio, the number of additional applications on the horizon is considerable.
               Cryoablation clearly serves an important need in this marketplace, and we are excited about the opportunity of the combined company to expand the use and availability of cryoablation technology, while continuing to foster new innovations.
               Terry and I have both mentioned it already, but it bears repeating, because I want to make it clear that we believe that cryoablation is one of the most exciting therapies in medicine today. We have seen a flattening of procedures in the past year, as compared to the significant procedure and revenue growth of the past five years. Certainly, the competitive landscape and short-term physician economics have favored other treatment modalities. Yet, we remain confident that the advantages of our technology position us to redeem momentum and to gain a larger share of revenues in those segments of the cancer treatment marketplace in which we compete.
               Our combined clinical data are strong, and getting better with each year of follow-up, especially when compared to the various forms of radiation therapy. The emergence of superb efficacy and quality of life data from initial trials of our focal oblation for prostate cancer have leading institutions, such as Memorial Sloan-Kettering, MD Anderson, Duke, UCLA, Columbia, the University of Colorado, as well as key sites in Europe, racing to begin focal programs and additional trials.
               The economics of health care are motivating payers to seek treatment such as cryoablation, which result in positive clinical outcomes while maintaining modest comparative costs, particularly in light of recently announced increases in reimbursement for cryoablation.
               Finally, we have a very broad FDA clearance, making it possible for physicians to apply cryoablation to many conditions where less-invasive tissue destruction is warranted.

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               Specific to the U.S. prostate cancer opportunity, you know that the incidence of prostate cancer is quite high, while the use of cryoablation is still somewhat infrequent, compared to surgery and radiation. What you may not know is that men are being diagnosed at far younger ages than they were even 10 years ago. Because younger men are facing treatment decisions, morbidity and quality of life post-procedure are becoming much more important. It can be a confusing choice, with so much information and misinformation in the marketplace. But we believe that, in the end, cryoablation provides a safe, effective, non-toxic, minimally invasive approach, that gives ment the opportunity to kill all of the cancer, while retaining an excellent quality of life. We are confident that market research efforts will yield important and relevant patient messaging programs that will help physicians, patients, and patients’ partners more clearly understand the merits of cryoablation for prostate cancer.
               The more nascent, but faster-growing markets reside outside our prostate cancer markets. Our renal tumor market, for both benign and malignant lesions, is growing very significantly. Other procedures, including the ablation of liver, lung and bone cancers, are in use in understudy at the finest medical centers in the world. Many of these procedures are within the practices of interventional radiologists, a specialty of growing importance to us. We are steadily obtaining clinical experience, study data, and reimbursement codes in these new areas, and we expect them to represent the fastest-growing part of our revenue mix into the next decade.
               In addition to clinical and patient-facing factors, the health care system has made it clear, through a trend of improving reimbursement rates, that it favors cryoablation as compared to other modalities. If you consider the amount of physician reimbursement, and procedure times, cryo stands up very well to the competition. This was again confirmed three weeks ago, as the new rates for 2009 were increased for both in-patient and outpatient procedures.
               Effective, less invasive ablation applications have clearly been the emphasis for both companies. But the strategic fit between these companies go deeper than just the similar missions. The two companies have very complementary products, and similar business

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models. As medical device manufacturers that concentrate on creating an installed base, selling related disposable supplies, and delivering technology and software upgrades as science advances. Each of the company’s respective freezing systems has clinical advantages and unique characteristics that may be preferred by individual physicians for particular applications. This merger will allow us to provide both technologies, and ultimately to develop a best of breed core technology product.
               Similar dynamics and expectations exist where our disposable products are concerned, as these will continue to be the driver of our model, and where we expect the greatest product innovations to occur in the future.
               Michael and I, along with our combined board, are also very confident that we can realize the operating synergies and combined strengths that are obtainable in this combination. First and foremost, I am anxious to get to work with a new combined team of operating and financial professionals that are truly world-class, and clearly capable of operating in a much larger organization that will grow from today’s combination.
               The same goes for manufacturing, which is structured as a series of final assembly and test processes in highly-controlled, FDA-regulated environments of both companies. And for service, which follows similar approaches for customer installation, training, and after-sale support.
               We expect the similarity of our sales, marketing and administration functions will enable us to consolidate a number of these activities and realize efficiencies within the first year of the combination.
               The development of our long-term manufacturing and R&D strategies will only be underway after we formally close the transaction, and therefore, any synergy opportunities that exist from these two specific areas will not be realized within the next year.
               Importantly, I am personally committed to ensuring that we structure appropriate retention and severance programs to help assure a smooth transition, both for the company and for any employees who are impacted as we move to put these two companies together.

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               Together, we believe the new company will be able to effectively leverage many of the relative market strengths of the separate entities. With our complementary strengths, and a disciplined focus on increasing awareness of cryoablation and its benefits, we believe we can increase procedural demand, and therefore achieve higher sustained revenue.
               Geographically, Endocare has had a stronger presence, and greater sales, in the U.S., from both a percentage and absolute perspective, while Galil has held a strong and growing selling advantage in both Europe and Asia. The combined company will possess a larger and better penetrated customer base, and we can integrate and improve the existing sales channels of both companies to enhance distribution and create a best of breed global marketing machine.
               We have the luxury of combining top talent in both marketing and product development, to ensure that we are prioritizing our innovation pathway and then executing in the marketplace. As Michael will detail, we believe that these and other efficiencies will allow us to recognize millions of dollars in annual cost savings, once the integration costs have flown through the P&L, many of which should be complete by this time next year, with the majority of these costs and cost savings recognized by the middle of 2010.
               From my own perspective as the CEO of Galil, and also as a Galil shareholder, I believe this combination will result in an opportunity for a marked increase in shareholder value, in light of the overall critical mass and associated efficiencies, improved revenue growth potential, and significant post-merger cost and tax savings.
               With that, I’d like to turn the call over to Michael Rodriguez, who will talk about the specifics and benefits of this transaction, and the new financing. Michael?
     MR:      Thanks, Marty. Certainly look forward to working side by side with you to realize the significant opportunity that this combination represents. It’s going to be a lot of fun.
               Before I jump in to discuss the mechanics and additional synergies of the transaction, I do have a few housekeeping items that I’ll go through quickly. We did file our

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10Q and issue a news release yesterday, announcing our unaudited results for the third quarter of ‘08, so allow me to summarize those results.
               Briefly, total revenues for the third quarter of ‘08 were 7.6 million, compared to 7.3 million in the third quarter of 2007. Gross margin in Q3 of ‘08 was 70.1 percent, compared to 70.4 percent in 2007. In operating expenses in 2008 third quarter were 6.3 million, compared to 6.4 million in Q3 of last year. Operating expenses in this year’s period including 792,000 of legal and related expenses, in connection with our now terminated obligation to advance the legal fees of our former officers, as well as 906,000 of legal and accounting fees related to today’s merger and its negotiations and due diligence. The operating loss for the 2008 third quarter declined 26 percent, to 926,000, from a $1.3 million operating loss in the third quarter of last year.
               For further details about our operating results, we call your attention to our results release and the 10Q. So now on to more important matters.
               This transaction, including the new financing, is not only a merger, but also a recapitalization of the combined company. It’s been negotiated over a number of months, and the respective ownership possessions in the combined company by Endocare and Galil stockholders reflects a number of factors, including the estimated post-recapitalization enterprise value of each company, the respective cash balances available, the expected contributions of future revenue, EBIT, and cash flow of both businesses, as well as the impact and source of millions of dollars in expected annual cost savings.
               We’re convinced that, once fully integrated, the cost savings we can achieve, combined with the strategic benefits that Marty pointed out, will provide a stable platform from which the combined company should be able to grow revenue and profit more effectively than either would have been able to independently.
               With respect to the deal itself, this merger will result in the Endocare stock holders holding 52 percent of the common stock of the combined company, with Galil Medical stockholders holding the remaining 48 percent of the common stock.

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               To effect this exchange, a subsidiary company to Endocare has been formed, and will be merged with Galil, and Galil will become the surviving entity. The mechanics of the exchange will be more fully described in the proxy and registration that we’ll file in the near future.
               Also, at the time of closing, existing stockholders of Endocare and Galil have agreed to invest $16 million in connection with the merger. The transaction is expected to involved the sale of 16 million shares of common stock in the merged company, at a dollar per share. This additional capital is expected to enable us to fund integration activities, and leave plenty of capital to finance the operating and growth initiatives, thorough the point at which we’re generating sufficient cash to sustain the operations and the growth of the business. When the merger and financing are both complete, the merged company will have approximately 39 million shares outstanding.
               As Marty mentioned, we’ve identified over $10 million in annualized cost savings that we aim to achieve as we combine the organizations. The savings are expected to be gained gradually throughout the coming year, and to be fully realized by mid-2010. The principal areas of savings that we’ve identified on a pro-forma basis in the near term include sales and marketing, facilities and management consolidations, and the elimination of duplicate or unnecessary costs within the clinical, regulatory and G&A organizations of the combined company. Longer-term, we’ll realize significant benefits, both in R&D and in manufacturing.
               Due to the strategic benefits of the combination, in the future, we believe we’ll once again generate predictable, sustainable and attractive procedural and revenue growth. And, we expect that this transaction will result in positive-adjusted EBITDA within 18 months post-close.
               We’ve already done a considerable amount of work to identify expected cost synergies, and we’re confident in our ability to achieve them. Although the companies will remain entirely independent in the months before closing, we’ll continue to evaluate certain post-closing integration tasks, and we’ll provide a more specific sense of our financial goals and objectives at the time of the closing, and on subsequent quarterly conference calls.

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               With respect to the balance sheet of the new company, we expect to be debt-free upon closing, and we hope to increase amounts available under our current credit facility, as a result of the increased borrowing base the combined company will bring to bear.
               Merger and restructuring charges will include retention and severance benefits, relocation costs, lease exit costs, and possible other transaction-related charges. Including the impacts of these costs in charges, we anticipate that the $16 million financing that will accompany the merger will bridge us to profitability.
               The transaction has already been approved by the respective boards of directors of Endocare and Galil, although it will, however, require an affirmative vote of the majority of the stockholders of Endocare. To that end, a registration statement and proxy associated with the financing and the merger are expected to be filed together when they’re declared effective, and the time of the stockholder meeting will be set, and the proxy statements will be mailed at that time.
               We currently expect that this transaction will close in the first quarter of 2009. Of course, until the deal closes, both companies will continue to operate on a business as usual basis. Additionally, the merger requires several governmental approvals, both here in the U.S. and in Israel, which we’ll work hard to achieve promptly.
               We look forward to sharing our progress with you as the merger moves forward, and we’re very encouraged about the future of our technology, and the combined business. This is definitely an exciting time for both Endocare and Galil, our stockholders, our employees and all of our stakeholders. And we invite you to stay tuned.
               So at this point, I’ll hand the call back over to Marty to wrap up the prepared remarks. Marty?
     ME:      Thanks, Michael. For those of you in the investment community that have had the opportunity to interact with Michael, you can attest that he is a truly talented and rock-solid CFO, as well as a credible resource for employees, investors, vendors and the board.
               With that, I will close by simply stating that this is a powerful combination. We believe that it will provide substantial and sustained benefits to the stockholders

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of the combined company, including ownership in a growth company with expanded distribution, significant cost savings, an accelerated path to profitability, and most importantly, the creation of greater value for its stockholders.
               With that, we’ll now open up the lines to take any questions that you might have. Erika?
     E:      Thank you. Ladies and gentlemen, if you would like to register a question, please press star, then the number one on your telephone. If your question has been answered and you would like to withdraw your registration, please press the pound key. If you’re using a speaker phone, please lift your handset before entering your request. One moment, please, for the first question.
               Your first question comes from the line of Larry Haimovitch, with HMTC.
     LH:      Good morning, gentlemen. It’s Larry Haimovitch here.
     M:      Hey, Larry. How are you?
     LH:      Good. How are you today, Michael?
     MR:      Very well, thank you.
     M:      Hey, Larry.
     M:      Hey, Larry.
     LH:      Hi, Marty. Congratulations, guys. I think this merger makes so much sense. It just seems such a good thing for both companies. I think it’s going to really give you some real strength to compete in this market.
               I have several detailed questions here. I think Marty or Michael, you mentioned Galil did 25 million in the last 12 months?
     M:      Yes.
     LH:      Is that essentially flattish with what you were seeing from previous quarters, that there was pretty much like Endocare, not much growth? That was what I had heard from industry sources, that in fact your revenue was kind of on a flat trajectory, just like Endo’s was.

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     ME:      Yeah, our trajectory, Larry ... this is Marty speaking. Our trajectory at Galil, over the last four or five years, very, very similar to Endocare, certainly over the last 12 months, in terms of, you know, really struggling to generate revenue growth, yes.
     LH:      Mm-hm. And Marty, the mix between capital and disposables? Because Endocare’s, as you know, over the years has shifted dramatically to disposables, and away from capital. It wasn’t driving revenue with capital growth. How about yours?
     ME:      Oh, very similar. The exception being, Larry, not in 2008, but at the end of 2006 and as we moved into 2007, with the launch of our Precise technology, we saw a nice spike, as you would expect in the launch of a new systems platform. But our mix is heavily, heavily weighted to disposables, inside the United States. Outside the United States, particularly in Asia, it’s actually a different mix than that. It’s more heavily weighted to capital. But inside the United States, the mix would be very similar to Endocare’s mix.
     LH:      And then, referring to internationally, you jumped right to my next question. What’s your approximate revenue mix internationally versus domestically, Marty?
     ME:      We’re anywhere in the ... right around 30 percent, Larry, is the mix between our revenues outside the United States versus inside the United States.
     LH:      Okay. So you’re only 30 percent OUS. I thought you were more 50/50, or even ...
     ME:      No. It’s 30 percent, but it’s growing at a much higher ... obviously at a much higher rate.
     LH:      Oh. And Endo’s, Michael, is less than that, as I recall. I don’t remember a number offhand, but it’s (Inaudible).
     MR:      It is. It’s closer ... you know, five percent or so of our total revenues, Larry.
     LH:      Yeah. And then, in terms of the cash, you talked about the financing that’s going to occur simultaneously with the closing. Prior to the closing, though, what ... we know what Endocare’s cash is, because you just reported your third quarter was, I think, 5.3 million. What’s the current cash (Inaudible) approximately for Galil, Marty?

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     ME:      You know, we haven’t ... I’m not sure to what detail we’ve disclosed any of this as part of the merger, Larry, but we’ve got a minimal cash balance of a few million dollars, as of the end of our third quarter.
     LH:      Okay. So the feeling is that the financing is important to help ... as you said on the call ... to help the companies be strong enough to really build the businesses.
     ME:      Yes.
     LH:      Give yourselves a cushion.
     ME:      Yes.
     LH:      Okay. I’ll jump back in queue, let some other people take a shot at you.
     M:      Thanks very much, Larry. Good talking to you.
     E:      As a reminder, to register for a question, press star, then the number one. Your next question comes from the line of Larry Haimovitch.
     LH:      There’s no one else that wants to ask questions, so I’m going to jump right back in.
     M:      Yeah. That’s fine, Larry.
     LH:      You know, I think theoretically, this deal just makes so much sense, and it’s really a very positive development. But often, we have seen, between the theory and the practice of putting companies together, that things don’t always work out so well. And I know, Marty, you were unfortunately in a situation at your previous company where it didn’t work out so well for you and the company. What can you tell us about the kinds of things, from lessons learned, from ideas you’ve had as you’ve negotiated this deal, to make sure that we don’t end up with what looked like to be a very promising deal, in fact ending up being a big disappointment because integration just did not come together very well?
     ME:      I think the primary lesson, Larry, goes around setting expectations. And, you know, the model we’ve put together is the baseline of those expectations around making sure that we’ve given ourselves ample, ample time to achieve the activities we need to, both from a cost synergy perspective, but also, you know, as we looked at putting these companies together,

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Larry, it’s not just about how much money we can save, but what is it going to take to turn this company back into a growth company? And, you know, we’re certainly confident in our plans to do that, but we’re going to be very balanced in how we articulate those objectives from a revenue growth perspective as we look forward.
               And that’s, you know, probably the biggest lesson, if you will, that I’ve brought into the equation. But candidly, there hasn’t been anybody inside either organization as we’ve talked about that that has really pushed back from me, pushed back on me with respect to that. We’re all really confident that this makes sense, and we want to make sure that, as we set expectations, as we set the activities in place to execute our plan, that it’s a well-thought out plan that balances being attractive to investors, because that’s certainly part of the story we want to be able to convey, but also gives people a high degree of confidence that it’s achievable.
     M:      And, you know, Larry, from our perspective at Endocare, we’re not ... you know, Marty’s not alone in having had these experiences before. We’re very equipped and experienced in trying to manage expectations that don’t go your way. And so, I think the learn (Inaudible) there for our organization is, you know, to expect some of those unexpected things, to prepare for the things that happened without you planning for them to happen, and to be prepared to address those. And I think that we are well prepared to do that.
     LH:      Well, Marty, we as shareholders and analysts following Endocare have heard for several quarters about the challenges in the environment, competitive challenges and stuff like that. You obviously, being in the same business, have been competing against those same issues. And I’m wondering if you could give us a couple thoughts of your perspective. Of the competitive landscape, what’s been challenging? What could change for the better? And how much better it will be when two companies, you know, are together rather than competing against each other.
     ME:      I think it starts, Larry, with a very, very strong fundamental belief that cryoablation ... and let’s talk specifically about prostate cancer for a second, because that’s the only area where we’re struggling to grow. Now, obviously, that’s the largest part of the revenue base as well. But there’s a very strong, sound, deeply-held view that cryoablation for prostate

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cancer is a very, very, very compelling story clinically. And, you know, candidly, if there wasn’t that belief, we probably wouldn’t be trying to do all the things that we’re trying to do with putting these companies together, because it would be difficult to move forward on a platform any different from that.
               So starting with the statement that prostate cancer has a strong clinical, compelling story, then it goes to understanding and making sure there’s a deep understanding at the patient level, at patient’s partners, and with physicians, why they are choosing any therapy. Why physicians and patients choose cryo or don’t choose cryo, why they choose radiation therapy, why they choose other forms of invasive therapy.
               And I would say that I think both organizations are at the point where we recognize we need to go deeper in our understanding of questions like that. Because I do fundamentally believe that, with a very solid understanding of how patients, their partners, and their physicians are making decisions, we can then make sure that we’re crafting our marketing messages, our marketing execution, our sales execution, around ensuring that cryo is ... you know, shines on the merits of these solutions that we’re providing.
               And that, to me, is the biggest challenge we have in front of us, from a prostate cancer perspective, is in making sure we understand, what are the needs of our customer base, patients and their partners, and physicians, and then crafting messages and activities around that, such that the merits of cryo come across.
               And I believe very strongly in, when you think about focal, when you think about salvage, and the clinical merits of those approaches, that with the right sales and marketing messages and execution strategies, we can put growth back in the prostate cancer business.
     LH:      Okay, thanks. And I’m going to ask one more question, and that’s for Michael. Endocare is the surviving company, a public company, buying ... or merging with a private company. A lot of the shares of the private company would then become freely tradeable at some point. What provisions, Michael, have been made to lock up the Galil shareholders in any

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way, such that after the deal’s done, we don’t see a huge flow of shares coming on the market and depressing the stock price?
     MR:      Larry, we have ... you know, from the perspective of the financing shares, a six-month lockup once that part of the transaction is completed. So that’s really intended to keep those shares locked up, and at least continue to keep some control over the potential in-flow of the shares into the marketplace.
               And then, you know, we’re really talking about a number of large holders who are going to be, you know, effectively, de facto, locked up in any respect. So, we expect that there will be an orderly market, held into our stock at this point and, you know, post-transaction, it shouldn’t be an issue.
     LH:      And the approximate number of shares, Michael, after the 16-plus million dollar financing will be ... was that the 39-point-something million that was in the press release?
     MR:      That’s correct, Larry. Thirty-nine million.
     LH:      Okay. So, call it 40 million just to make the math easy. So, this is going to be a company with 40 million shares outstanding post-deal, post-financing, post-everything, and will have approximate annual revenue, call it, of let’s say 55-ish million, something like that?
     MR:       Yeah, that’s about right.
     LH:       Okay, great. Okay, guys. Thanks again.
     M:       Thanks, Larry.
     E:      Your next question comes from the line of Kevin Kotler with Broadfin.
     M:      Good morning, Kevin. Good afternoon, I should say.
     M:      Hey, Kevin.
     KK:      Hey. Just two things. I got on late, so it’s just because I know it’s Larry and me on this question side, maybe you could spend a minute to review it. Marty, you

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     mentioned reimbursement improvements. Can you be specific on what the changes were, and how much improved they are?
     ME:      I can’t find ... (Overlap/Inaudible).
     M:      Yeah, for prostate, for outpatient for prostate, it’s actually gone up to about $8,000, and it’s actually the very first time that that reimbursement’s, you know, gone to $8,000 or higher. We’ve had a significant improvement in microscopic renal, you know, to the tune of about 70 or 80 percent improvement in that. So, those two areas particularly, especially in light of where our business is, those are very, very critical, and I think again, as Marty pointed out earlier, Kevin, that continues to show where the preference is going to be placed by the health care system.
               And then also, we’ve had an increase ... although, maybe a little bit less than we wanted ... in the ASC setting. But we still think that, necessarily, that’s a great opportunity, particularly for prostate cryo, to begin to move into. So we hope we’ll see a little bit of growth in that area coming in the next couple years as a result.
     KK:      Two other questions. Just, the comment, Marty, about all the different centers of excellence. It sounds like you had a long list of very high profile centers doing focal. Like, could you just characterize their focal programs? They’re, you know, doing 10 patient, you know, registries, and just getting their feet wet? They’re going full-boar? I mean, where do you think the adoption of focal is, in terms of ... you know, adoption and cycle and where you think it could lead.
     ME:      I think we’re at a very early stage, Kevin. You know, I’ll speak, on the Galil side, you know, we’re doing a full-blown focal study that is just in the early stages. And we’re getting contracts signed and IRBs(?) approved, and enrollment, you know, will start here in the coming weeks and months. So we’re at a very, very early stage.
               I anticipate, however, that with the interest that’s already been expressed by physicians outside of the study, who are anxious to see the protocol, and anxious to understand what’s being followed, and what’s the treatment algorithm, I actually believe that there’s going to be a measurable effect ... don’t know how much yet, we’ll have to see ... but a

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measurable effect on our treatment rates more broadly across the world, as physicians who I think intuitively agree that focal is an appropriate approach for them to incorporate into their practice, can get their hands on the protocol of the focal study and, you know, begin to use that same approach and follow those patients informally, just to see how they do.
               I believe the long-term ... very long-term, Kevin ... that the advances in imaging, the advances in guidance, are only going to make ablative technologies more and more important in the treatment of soft tissue masses, be it prostate cancer or anything else. I mean, prostate cancer has its challenges in, you know, how clear of an image can you create within the prostate, given the vagaries of tissue and those types of things. But nonetheless, with the advances that are being pushed by imaging companies and guidance companies, I think we’re incredibly well-positioned to address this.
               And then, the other aspect of this is that, you know, with the improvements in imaging, there are more and more cases across the body, not just in prostate cancer, where incidental tumors are identified, and physicians want to, you know, be there to support their patients, in terms of addressing those tumors from a minimally-invasive ablation perspective.
               So I’m very optimistic about what cryoablation means in the world of medicine, as we look out over the next three to five-plus years.
     KK:      Marty, do you have a view on the system that Endocare’s been working on, that using the ... I guess, was it the liquid nitrogen, or the ... the lower cost system? Number one. And number two is just, outside of uro and intervention radiology, cryo’s been getting a very big play right now in cardiac ablation, and I just wanted to know if there was any spinoff or other assets that could be spun off into a new (Inaudible) or licensed out that could be another asset for the company.
     ME:      Yeah. One of the things, Kevin ... not to get too legalistic here in my answer, but we have consciously stayed away from getting into each other’s R&D pipelines at a really detailed level, just from the standpoint of, you know, making sure that we’re not stepping over any boundaries that have been established.

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               So, you know, I’ll answer at a really high level in that, certainly the critical nitrogen project is one that’s been known throughout the industry. And I’ve got a lot of interest in, when we close the transaction, getting into the details of it and understanding how close it is to launch. As I understand it, it’s still very much an R&D project, but it’s one that I’ve got a lot of interest in. I think there’s some aspects of it that, on the surface, have a lot of appeal. You know, having a system that’s self-contained and not having to drag big tanks around has an appeal.
               This whole concept of ablating soft tissue with cryo, I think there’s actually two aspects of the development work that the new company needs to be focused on. At the business end of the needle or the probe, right, depending on which company’s technology you’re talking about, there’s still a lot to be learned to understand how the ice is interacting in the part of the body that we’re talking about. Liver, bone, lung, breast, fibroid, cardiology. And there’s aspects of that that are important for us to know and to optimize as best we can.
               But there’s also going to be aspects of the system that are going to be important for us to try to optimize as we think about different sites of service, from ... you know, is it an interventional radiology suite? Is it an ambulatory surgery center? Is it a hospital? Is it an office? I mean, there’s a lot of things that we need to be thinking about. You know, how much ice needs to be generated, how many needles or probes you’re trying to support for the procedure.
               So I think there’s a ton ... as excited as I am about how many opportunities there are anatomically, you know, I also am looking forward to really developing technologies that are very, very, very specific to those disease states in those areas of the anatomy, because I think that’s what it’s all about, is differentiation, optimizing the procedure, those types of things.
               You know, specific to cardiology, you know, on the one hand, yes, I agree, it’s a very compelling space. On the other hand, I have a little bit of concern about, you know, how crowded it is, and the size of the players that may or may not decide to get into it. So that would be an area that we would certainly take a hard look at, because there’s obvious attractiveness there.

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               But the path of least resistance for us to really grow the business may be in some of the other anatomies, and then we would look at ... to finish on your point, you know, is there anything in our patent portfolio that might be best monetized by handing off to another company, specifically to the area of cardiology?
     KK:      Gotcha. Thank you.
     E:      Ladies and gentlemen, as a reminder, to register for a question, press star, then the number one. Again, if you would like to ask a question, press star, one.
               There are no further questions at this time. I would now turn the call back to Mr. Emerson. Please continue with your presentation or closing remarks.
     ME:      Great. Thank you, Erika. I’ll make my closing remarks very brief. You certainly heard from Michael that we’re committed to keeping everyone informed and involved as we move forward over the coming weeks and months to ultimately close this transaction.
               There’s a large group of people around the world, speaking for Galil and Endocare employees alike, who are excited about this opportunity and committed to really bringing the benefits of this new company to patients and physicians around the world, and we look forward to sharing with you the success and progress of the new company in the years to come. Thank you.
     E:      Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your line.
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